Exhibit 99.1

April 2, 2026

TO: ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear All:

Re:	HIGHLANDER SILVER CORPORATION (the “Company”)

We advise the following with respect to the upcoming meeting of shareholders for the referenced Company:

1.	Meeting Type	Annual General
2.	Class of Securities Entitled to Receive Notice	Common
3	Class of Securities Entitled to Vote	Common
4.	CUSIP Number	43087N204
5.	Record Date for Notice	April 30, 2026
6.	Record Date for Voting	April 30, 2026
7.	Beneficial Ownership determination date	April 30, 2026
8.	Meeting Date	June 25, 2026
9.	Issuer is sending proxy related materials directly to NOBO	No
10.	Issuer paying for delivery to OBO	No
11.	Issuer is sending proxy-related materials to registered holders using notice-and-access	Yes
12.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	Yes
13.	Stratification	No

Yours truly,

HIGHLANDER SILVER CORPORATION

“Tom Ladner”

Tom Ladner

General Counsel